Exhibit 12.1

M/I Homes, Inc. and Subsidiaries

Statement of Computation of Ratios

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Pretax income	$72,564	$85,042	$109,200	$135,099	$151,297	$32,292	$27,453
Fixed charges	22,649	21,145	16,278	15,360	18,188	3,971	4,408
Interest amortized to cost of sales	4,156	4,179	5,568	4,806	5,222	966	1,832
Less: Interest capitalized	(5,607)	(7,425)	(4,856)	(7,425)	(6,416)	(1,399)	(1,587)

Earnings	$93,762	$102,941	$126,190	$147,840	$168,291	$35,830	32,106

Fixed charges:
One-third rent expense	$2,844	$3,127	$3,180	$3,104	$3,430	749	958
Interest incurred	19,805	18,018	13,098	12,256	14,758	3,222	3,450

Total fixed charges	$22,649	$21,145	$16,278	$15,360	$18,188	$3,971	4,408

Ratio of earnings to fixed charges	4.1	4.9	7.8	9.6	9.3	9.0	7.3